Delisting Determination, The Nasdaq Stock Market, LLC, March 5, 2025, Gritstone bio, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Gritstone bio, Inc.
effective at the opening of the trading session on March 17, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on October 11, 2024. The Company did not file an appeal. The Company security were suspended on October 22, 2024. The Staff determination to delist the Company security became final on December 6, 2024.